P.E. 2/15/02

RECD S.E.C.
FEB 1 5 2002
080

02014900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of February 15, 2001

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13

02-822 WARSAW, POLAND

PROCESSED
FEB 2 0 2002
THOMSON
FINANCIAL

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated February 11, 2002; and
2. Press Release, dated February 11, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA ANNOUNCES PROPOSED RESOLUTIONS FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON FEBRUARY 19, 2002

WARSAW, Poland – February 11, 2002 – Netia Holdings S.A. (the "Company" or "Netia") (Nasdaq: NTIA, WSE: NET) today announced the proposed resolutions to be adopted by the Company's Extraordinary General Meeting of Shareholders on February 19, 2002.

As previously announced by Netia, the proposed resolutions concern, among other things, a decrease of the Company's share capital by reducing the nominal value of the Company's shares from PLN 6 to PLN 1, the issuance of a new series of the Company's shares, and amendments to the Company's Statute, if required, in connection with the Company's reorganization.

Netia will announce the recommendation of its Management Board with regard to the proposed capital increase not later than February 18, 2002. Depending on the progress of ongoing discussions with bondholders concerning a consensual reorganization of Netia's balance sheet, the Management Board could also recommend closing the Shareholders Meeting without adopting any resolutions or not adopting resolutions concerning the capital increase.

Owing to the present market valuation of Netia's shares, Netia will propose a decrease of the Company's share capital through decreasing the nominal value of the Company's shares in order to enable the issuance of new shares since, as required by the Polish Commercial Companies' Code, the issuance price of new shares cannot be lower than their nominal value (currently PLN 6.00). Netia will propose an increase in the Company's share capital up to PLN 631,419,172 through the issuance of up to 600,000,000 ordinary bearer series H shares with a nominal value of PLN 1, excluding the pre-emptive rights of current shareholders. In addition, Netia will propose granting authorization to the Management Board to further increase the Company's share capital by up to PLN 141,386,274 through the issuance of ordinary bearer series I shares, or a subsequent series of shares, within the period ending on February 5, 2005 (authorized capital). Approval of the capital increase would not, in and of itself, represent a commitment on the part of any shareholder to provide additional capital or financial support to the Company, and no such commitments exist at this time.

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netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA EXPANDS ITS SERVICE PORTFOLIO TO BUSINESS CUSTOMERS WITH THE LAUNCH OF INTELLIGENT NETWORK SERVICES

WARSAW, Poland – February 11, 2002 – Netia Holdings S.A. (Nasdaq: NTIA, WSE: NET) today announced the launch of Intelligent Network (IN), a new free-phone and split-charge service offering, to extend and supplement the present services available to business customers.

The free-phone service ("800" service) and the split-charge service ("801"service) are designed to enable business organizations that subscribe to those services to strengthen relationships with their current and potential/prospective customers.

The "800" service allows end-customers to make calls free of charge, with the total cost of the call being borne by the company which has subscribed to the service. In the case of the "801" service, the total cost of a call for the end-customer would equal one pulse charge while the remaining costs would be covered by the subscribing company.

Both services are subject to a flat fee charge, regardless of the distance and time of the day. In addition, the "801" service offers the first five seconds for free on each call, which allows the subscribing company to eliminate accidental connections.

The installation fee for either service is PLN 122 (net of VAT), with a monthly fee of PLN 40 (net of VAT). The flat fee per minute is PLN 0.35 (net of VAT) for an "800" service call and PLN 0.33 (net of VAT) for an "801" service call.

Netia is the first domestic long distance operator among three competitors to the incumbent TP S.A. to launch the IN services. Both services will be available nationwide to Netia and TP S.A. end-customers.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National

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Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at September 30, 2001, had connected 343,634 active subscriber lines, including 93,713 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at September 30, 2001, had connected 343,634 active subscriber lines, including 93,713 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance

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